UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM 11-K

(Mark One)
|X|  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

| | TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934


                   FOR THE TRANSITION PERIOD FROM          TO

                      COMMISSION FILE NUMBER: NO. 001-13705

                              --------------------



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                 KEEBLER COMPANY
                              SALARIED SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Keebler Company
                                677 Larch Avenue
                               Elmhurst, IL 60126

                      KEEBLER COMPANY SALARIED SAVINGS PLAN


                                TABLE OF CONTENTS

                                                                         PAGE(S)
                                                                         -------

Report of Independent Accountants.....................................      1

Financial Statements:

         Statement of Net Assets Available for Benefits
              as of December 31, 1999 and 1998........................      2

         Statement of Changes in Net Assets Available for Benefits
              for the years ended December 31, 1999 and 1998..........      3

         Notes to Financial Statements................................     4-8

Supplemental Schedule:
         Schedule of Assets Held for Investment Purposes
             as of December 31, 1999..................................      9

Signatures............................................................     10

Exhibit:

         23       Consent of Independent Accountants


Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to the Keebler Company Salaried Savings Plan.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Retirement Committee of
         Keebler Company Salaried Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits, present fairly, in all material respects, the net assets available for benefits of the Keebler Company Salaried Savings Plan (the "Plan") as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the years ended December 31, 1999 and 1998, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1999 was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of Schedule of Assets Held for Investment Purposes at December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974. The supplemental schedule has been subjected to the procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 1999, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                      PRICEWATERHOUSECOOPERS LLP




Chicago, Illinois
June 23, 2000

                                                KEEBLER COMPANY SALARIED SAVINGS PLAN

                                           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                  AS OF DECEMBER 31, 1999 AND 1998


                                                                                    1999                  1998
                                                                              -----------------     -----------------
ASSETS:
      Investments:
           Insurance Company general account                                     $  75,570,436         $  59,796,126
           Pooled separate accounts                                                 90,080,950            58,720,546
           United Biscuits Holdings plc common stock                                   148,822               103,899
           Keebler Foods Company common stock                                        1,254,170                     -
           Participants loans                                                        3,194,303             2,497,119
                                                                              -----------------     -----------------
           Total investments                                                       170,248,681           121,117,690
                                                                              -----------------     -----------------

      Receivables:
           Employer contribution receivable                                          4,878,291             3,572,931
           Employee contribution
                and loan repayment receivable                                          448,613                44,912
           Receivable from President Baking
                Co., Inc. 401(k) Plan (Note 1)                                               -            20,275,345
                                                                              -----------------     -----------------
           Total receivables                                                         5,326,904            23,893,188
                                                                              -----------------     -----------------



                                                                              -----------------     -----------------
           Net assets available for benefits                                     $ 175,575,585         $ 145,010,878
                                                                              =================     =================


                             THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.



                                                                 2

                                                KEEBLER COMPANY SALARIED SAVINGS PLAN

                                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                           FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                                          1999                 1998
                                                                                    ----------------     ----------------
ADDITIONS:
        Additions to net assets attributed to:
              Contributions:
                   Employee                                                           $  14,448,418        $  10,636,589
                   Employer                                                               4,878,291            3,572,938
                   Rollover balance transfers                                             1,082,125              992,807
                                                                                    ----------------     ----------------
                        Net contributions                                                20,408,834           15,202,334

              Investment income:
                   Interest                                                               4,406,576            3,695,031
                   Dividends                                                                  4,097                6,548
                   Net appreciation in investments                                       15,355,419           11,297,236
                                                                                    ----------------     ----------------
                        Net investment income                                            19,766,092           14,998,815

                                                                                    ----------------     ----------------
                            Total additions                                              40,174,926           30,201,149
                                                                                    ----------------     ----------------

OTHER (DECREASES) INCREASES:
        Fund transfers                                                                            -               (4,160)
        Benefit payments to participants                                                 (9,610,219)          (9,926,401)
        Receivable from President Baking Co.
              Co., Inc. 401(k) Plan (Note 1)                                                      -           20,275,345
                                                                                    ----------------     ----------------
                  Net other (decreases) increases                                        (9,610,219)          10,344,784

                                                                                    ----------------     ----------------
                           Net increase                                                  30,564,707           40,545,933
                                                                                    ----------------     ----------------

Net assets available for benefits:

        Beginning of year                                                               145,010,878          104,464,945
                                                                                    ----------------     ----------------

        End of year                                                                   $ 175,575,585        $ 145,010,878
                                                                                    ================     ================



                             THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                                                  3

KEEBLER COMPANY SALARIED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     PLAN DESCRIPTION

       The following brief description of the Keebler Company Salaried Savings Plan (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for more complete information.

       GENERAL

       The  Plan,  which  became  effective   January  1,  1984,  is  a  defined
       contribution plan offered to eligible employees of Keebler Foods Company ("Keebler").

       The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       Effective December 31, 1998, the President Baking Company, Inc. 401(k) Plan merged into the Plan, and was terminated. The Plan has assumed all assets, liabilities and obligations of the President Baking Company, Inc. 401(k) Plan. Accordingly, the statement of net assets available for benefits and statement of changes in net assets available for benefits reflect the transfer of net assets of $20,275,345, which occurred in April 1999.

       PARTICIPATION AND CONTRIBUTION

       All full-time and regular part-time employees are immediately eligible to participate in the Plan, with the exception of employees covered by a collective bargaining agreement, store merchandisers and other temporary employees. Eligible employees who elect to participate in the Plan may have Keebler make before-tax contributions on their behalf in increments of 1% to 15% of the participant's compensation. Before-tax contributions are limited by the applicable laws under ERISA. Eligible employees may also contribute an additional 1% to 10% of compensation on an after-tax basis.

       Keebler makes contributions ranging from zero to fifty cents, depending on company performance, for every before-tax dollar contributed by the employee, up to 6% of the employees' eligible pay.

       VESTING

       Participants are 100% vested in employee contributions and any earnings thereon immediately upon entering the Plan. Participants are vested in employer contributions in 20% increments each year of service, beginning with the first year of service.

       PAYMENT OF BENEFIT

       A participant is eligible to receive a distribution in the form of a single lump-sum cash payment, an annuity or a combination of the above upon reaching normal retirement age, or his or her termination as defined in the Plan. If the participant dies before a distribution is made then his or her vested balance shall be distributed in accordance with the participants' specifications. An employee may also apply for a hardship withdrawal as defined in the Plan. A participant may also receive 100% of his or her vested balance upon retirement due to disability.

KEEBLER COMPANY SALARIED SAVINGS PLAN

--------------------------------------------------------------------------------

1.     PLAN DESCRIPTION (CONTINUED)

       PARTICIPANT LOANS

       A participant may borrow an amount no less than $1,000 and not to exceed $50,000, less any loan amounts repaid in the previous twelve months or, 50% of his or her vested account balance. Each loan must be evidenced by a participant collateral promissory note. Each loan bears a fixed interest rate determined on a case by case basis given the prevailing prime interest rate at the time of the loan application. The loan repayment period generally ranges between one and five years. Upon retirement or termination, any outstanding loan balance will be treated as a participant distribution.

       ADMINISTRATIVE EXPENSES

       The Plan is administered by a Retirement Committee appointed by Keebler's Board of Directors. All expenses incurred in the administration of the Plan are paid by Keebler with the exception of certain transaction fees charged on loans and withdrawals, which are paid by the participants.

       FUND INFORMATION

       Connecticut General Life Insurance Company ("CIGNA") serves as the trustee and record keeper of the Plan. Under the terms of the Plan agreement, CIGNA invests contributions in fifteen investment accounts in proportions specified by participants. Participants should refer to the Plan agreement for descriptions of investment options.

       Investment in the United Biscuits Holdings plc Common Stock fund and United Biscuit (Holdings) contains investments in the common stock of United Biscuits (Holdings), plc (former ultimate parent company of Keebler Foods Company).

       Investment  in  Keebler   Foods   Company   Common  Stock  fund  contains
       investments in Keebler's common stock.

       Deposits allocated to a specific fund are commingled with those of other participants and are invested in accordance with the policies of the specific fund. Realized and unrealized gains and losses, dividends, interest income and expenses are allocated to individual participants based on their proportionate interest in the fund.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared on the accrual basis in accordance with generally accepted accounting principles.

       REALIZED AND UNREALIZED GAINS AND LOSSES

       The Plan presents in the statement of changes in net assets available for benefits the net appreciation in investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

KEEBLER COMPANY SALARIED SAVINGS PLAN

--------------------------------------------------------------------------------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       RISKS AND UNCERTAINTIES

       The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

       USE OF ESTIMATES

       The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amount of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.


3.     INVESTMENTS

       The Plan's investment in an insurance company general account (unallocated contract) is valued at contract value, which approximates fair value. The value represents contributions made to the fund, plus interest at the contract rate. The interest rate is determined in November for the upcoming Plan year. The annual yield and the crediting interest rate for the years ending December 31, 1999 and 1998 were 6.25% and 6.60%, respectively.

       The Plan's investment in the CIGNA Charter Large Company Stock Index Fund, Fidelity Growth Opportunities Account, Janus Worldwide account, American (Twentieth) Century Ultra Account, Fidelity Contrafund Account, Lazard Small Cap Account, CIGNA Lifetime 20 Fund, CIGNA Lifetime 30 Fund, CIGNA Lifetime 40 Fund, CIGNA Lifetime 50 Fund, CIGNA Lifetime 60 Fund and Fidelity Advisor Balanced Account are valued based on the fair value of the underlying assets in CIGNA's related pooled separate accounts. Fair value of the underlying assets is based upon quoted market prices as of the last business day of the year.

       The Plan also invests in United Biscuits (Holdings), PLC common stock and Keebler Foods Company common stock, which are valued based upon the closing market price of the respective common stocks as of the last business day of the year.

KEEBLER COMPANY SALARIED SAVINGS PLAN

--------------------------------------------------------------------------------

3.     INVESTMENTS (CONTINUED)

       Investments at fair market value are summarized as follows:

                                                                                 1999                  1998
                                                                          ------------------     -----------------
       CIGNA Charter Guaranteed Long-Term Fund
         (cost equals fair market value)                                     $  75,570,436 *       $  59,796,126 *
       CIGNA Charter Large Company Stock Index Fund
         (cost $16,217,173 and $12,988,660, respectively)                       24,049,691 *          18,440,529 *
       Fidelity Growth Opportunities Account
         (cost $16,670,055 and $10,883,916, respectively)                       21,586,313 *          16,535,620 *
       Janus Worldwide Account
         (cost $10,200,259 and $5,021,638, respectively)                        15,171,131 *           5,385,170
       American (Twentieth) Century Ultra Account
         (cost $9,063,539 and $5,009,408, respectively)                         12,562,827 *           5,800,026 *
       Fidelity Contrafund Account
         (cost $4,270,826 and $2,708,119, respectively)                          5,571,617             3,185,197
       Lazard Small Cap Account
         (cost $1,801,327 and $1,645,406, respectively)                          1,665,727             1,380,903
       CIGNA Lifetime 20 Fund
         (cost $813,441 and $507,410, respectively)                                984,689               533,184
       CIGNA Lifetime 30 Fund
         (cost $1,076,840 and $914,335, respectively)                            1,322,269               964,783
       CIGNA Lifetime 40 Fund
         (cost $2,241,571 and $2,375,329, respectively)                          2,760,657             2,519,962
       CIGNA Lifetime 50 Fund
         (cost $1,177,201 and $1,232,399, respectively)                          1,382,700             1,306,601
       CIGNA Lifetime 60 Fund
         (cost $886,979 and $900,223, respectively)                              1,003,996               961,321
       Fidelity Advisor Balanced Account
         (cost $1,891,652 and $1,607,879, respectively)                          2,019,333             1,707,250
       United Biscuits (Holdings), plc Common Stock
         (cost $140,041 and $113,053, respectively)                                148,822               103,899
       Keebler Foods Company Common Stock
         (cost $1,280,762)                                                       1,254,170                     -
       Participant Loans
         (interest rate 6% to 12%)                                               3,194,303             2,497,119
                                                                           ----------------      ----------------

                                                                             $ 170,248,681         $ 121,117,690
                                                                           ================      ================


       * Represents 5% or more of the Plan's net assets.

KEEBLER COMPANY SALARIED SAVINGS PLAN

--------------------------------------------------------------------------------

3.     INVESTMENTS (CONTINUED)

       During 1999 and 1998, the Plan's investments in pooled separate accounts and common stock appreciated (depreciated) in value as follows:

                                                                               1999                 1998
                                                                          ---------------      ---------------
       Pooled separate accounts                                             $ 15,382,310         $ 11,293,775
       United Biscuits (Holdings), plc common stock                               12,023             (10,108)
       United Biscuits (Holdings) common stock                                         -               13,569
       Keebler Foods Company common stock                                        (38,914)                   -
                                                                          ---------------      ---------------

       Net appreciation in fair value                                       $ 15,355,419         $ 11,297,236
                                                                          ===============      ===============

4.     TAX STATUS

       The Plan is intended to be qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under section 501(a) of the Code. The Plan relies on a favorable opinion letter issued by the IRS dated April 21, 1998. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.


5.     PLAN TERMINATION

       Keebler has the right to terminate the Plan subject to the provisions of ERISA at any time, although it has expressed no intention to do so. Upon termination of the Plan, participants become fully vested in their accounts and are entitled to a distribution from the Plan.


6.     RELATED PARTY TRANSACTIONS

       Certain plan investments represent pooled separate accounts and an insurance company general account managed by CIGNA. CIGNA is the trustee and record keeper, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, plan investments include loan balances due from participants; thus, these transactions qualify as party-in-interest transactions.

                              SUPPLEMENTAL SCHEDULE

KEEBLER COMPANY SALARIED SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999



                                                                                             Historical           Market
                 Identity of Issuer                      Description of Investment              Cost              Value
--------------------------------------------------    --------------------------------     --------------     --------------

 Connecticut General Life Insurance Company:
    * CIGNA Charter Guaranteed Long-Term Fund         Insurance Company General Account    $  75,570,436      $  75,570,436

      CIGNA Charter Large Company Stock Index Fund    Pooled Separate Account                 16,217,173         24,049,691

      Fidelity Growth Opportunities Account           Pooled Separate Account                 16,670,055         21,586,313

      Janus Worldwide Account                         Pooled Separate Account                 10,200,259         15,171,131

      American (Twentieth) Century Ultra Account      Pooled Separate Account                  9,063,539         12,562,827

      Fidelity Contrafund Account                     Pooled Separate Account                  4,270,826          5,571,617

      Lazard Small Cap Account                        Pooled Separate Account                  1,801,327          1,665,727

    * CIGNA Lifetime 20 Fund                          Pooled Separate Account                    813,441            984,689

    * CIGNA Lifetime 30 Fund                          Pooled Separate Account                  1,076,840          1,322,269

    * CIGNA Lifetime 40 Fund                          Pooled Separate Account                  2,241,571          2,760,657

    * CIGNA Lifetime 50 Fund                          Pooled Separate Account                  1,177,201          1,382,700

    * CIGNA Lifetime 60 Fund                          Pooled Separate Account                    886,979          1,003,996

      Fidelity Advisor Balanced Account               Pooled Separate Account                  1,891,652          2,019,333

      United Biscuits (Holdings), PLC Stock           Common Stock                               140,041            148,822

      Keebler Foods Company Common Stock              Common Stock                             1,280,762          1,254,170

    * Participant Loans                               Interest rates from 6%-12%                       -          3,194,303

                                                                                           --------------     --------------

                                                                                           $ 143,302,102      $ 170,248,681
                                                                                           ==============     ==============

    * Party-in-interest

                                                                  9

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          KEEBLER COMPANY
                                       SALARIED SAVINGS PLAN
                                          (Name of Plan)



                          /s/ JAMES T. SPEAR
                          ------------------------------------------------------
                          James T. Spear
                          Vice President Finance and Corporate Controller (Principal Accounting Officer)

                          Date:  June 28, 2000



                          /s/ ALAN T. GAMBREL
                          ------------------------------------------------------
                          Alan T. Gambrel
                          Vice President Human Resources

                          Date:  June 28, 2000